UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:           ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated November 8, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: November 8, 2010

Exhibit 99.1
China Hydroelectric Corporation Signs Definitive Agreement to Acquire 55.4 MW
of Hydroelectric Power Projects in Fujian Province
Company previously had announced the signing of a memorandum of understanding to acquire a group of hydroelectric projects called the “Taiyu Projects.”
NEW YORK, November 8 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that, on November 3, 2010, it entered into a definitive agreement to acquire a controlling interest in a total of 55.4 gross megawatts (“MW”) of operating installed capacity in Fujian province of the PRC. This acquisition is the first phase of the previously announced “Taiyu Projects” acquisition for a controlling interest in seven operating hydroelectric power projects, representing a total of 114.4 MW.
This first phase of the Taiyu Projects acquisition consists of controlling interest in the following five operating projects: a 74% interest in the Jinwei project (16.0 MW); a 74% interest in the Jintang project (11.6 MW); a 55% interest in the Jinlong project (10.0 MW); a 100% interest in the Qianling project (13.0 MW); and a 100% interest in the Dongguan project (4.8 MW). These five projects represent a combined total of 55.4 gross MW of the total of 114.4 gross MW for the Taiyu Projects.
The definitive agreement provides for the Company to acquire this first phase for a purchase price of US $61.3 million (RMB 411 million). This acquisition, which is expected to be consummated shortly, is expected to be financed through cash on hand and bank financing. The consummation of the acquisition is subject to customary closing conditions, including, among other things, obtaining government approvals.
The Company had announced the signing of the memorandum of understanding for this acquisition on February 14, 2010. This first phase of the acquisition, if consummated, will represent an addition of 55.4 MW of gross operating installed capacity, or 43.7 MW of net installed capacity, increasing the Company’s total gross installed capacity to 548.8 MW, or 532.6 MW of net installed capacity.
The Company continues to work towards finalizing the acquisition of the second phase of the Taiyu Projects for which the Company has entered into memoranda of understanding. As announced previously, the Company has made down payments with respect to the Taiyu Projects memoranda, which include penalties to the sellers for cancellation. Subject to the satisfactory completion of its due diligence review, the Company expects to enter into definitive agreements to acquire and finance these projects in the near term.
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is an owner, consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns sixteen operating hydroelectric power projects (consisting of 21 operating stations) in China with total installed capacity of 493.4 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
Mary Fellows, EVP and Secretary
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
HC International, Inc.
Scott Powell
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net